BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 ● Calabasas, CA 91302
www.barnettandlinn.com

WILLIAM B. BARNETT	TELEPHONE: 818-436-6410
Attorney/Principal	FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

September 12, 2012

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Pamela A. Long, Asst. Director
Edward M. Kelly, Senior Attorney
Dale Welcome, Staff Accountant
Anne M. McConnell, Staff Accountant

Re:	Cumberland Hills Ltd. (“Registrant”)
Amendment No. 3 to Registration Statement on Form S-1
Filed on May 31, 2012
File No. 333-181784

Gentlepersons:

The Registrant hereby files its Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”). The Amendment No. 3 has been revised in accordance with the Commission’s September 10, 2012 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 3 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

General

In accordance with your comment we have added disclosure regarding the Registrant’s former “shell” status throughout Amendment No. 3 where required.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments.

Northern California Office

1478 Stone Point Drive, Suite 400 ● Roseville, CA 95661 ● TELEPHONE: 916-782-4404 ● FACSIMILE: 916-788-2850

- An Association of Law Firms -

September 12, 2012

Re: Cumberland Hills Ltd. (“Registrant”)

Thank you in advance for your courtesies and cooperation.

Very truly yours,

Barnett & Linn

/s/ William B. Barnett
William B. Barnett

WBB: scc
cc/ Mr. Isaacs, President & CEO